February 4, 2008


Mail-Stop 4561


Mr. Gary A. Simanson
President and Chief Executive Officer
Community Bankers Acquisition Corp.
9912 Georgetown Pike, Suite D-203
Great Falls, Virginia 22066

Re:	Community Bankers Acquisition Corp.
	Form S-4
	Filed January 15, 2008
	File No. 333-148675


Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General
1. Please file as exhibits the Keefe, Bruyette and Sandler O`Neill board books for the transaction. See Item 21(c) of Form S-4.
2. Please remember to unbundle the changes to your charter.

3. Please disclose the financial projections given by TransCommunity to Keefe, Bruyette.

CBAC Shareholder Letter
4. Revise the end of the second paragraph to disclose the vote required for passage of each proposal.
5. Revise the fourth paragraph to delete reference to "applicable box" and indicate exactly what they must vote against. Revise the next sentence to indicate by what date they must submit their request and explain how they would vote against the merger, e.g., mark the proxy card or attend the meeting, etc. Later in the paragraph you indicate that conversion rights are only available if "...voted against the merger and properly demanded conversion rights." This appears different from the statement above regarding checking the applicable box. Consider using bullets that illustrate each and every requirement to perfect the conversion rights.
6. Revise the fifth paragraph to indicate the 1,875,000 represents 20% of the shares outstanding.

TransCommunity Shareholder Letter
7. Revise the fifth paragraph to add bullets and disclose the procedures to be taken to perfect appraisal rights.

Q&A`s For All Stockholders, page 1
8. Revise or advise why the 1,499,250 in the third Q&A should not be
1,499,999.

Q&A`s For Community Bankers Stockholders, page 4
9. Revise the third Q&A to disclose that the 1,875,000 represents
20%
of the required vote and add disclosure that insiders hold no votes on the second requirement that the majority of holders of shares issued in the IPO who vote must approve.
10. With regard to the last Q&A on page 4, and the narrative below the fifth bullet, revise or advise the staff how existing holders (9,375,000 shares representing 59%) will only be decreased to 55% when 7,500,000 warrants are exercised. It appears you are assuming and counting that the existing holders hold all the warrants without stating this assumption. Noting the multiple scenarios that might occur, revise to delete the bullets and use a table outlining the various scenarios.
11. Revise the second full Q&A on page 5 (regarding exercising conversion rights) to use bullets that disclose the steps that must be taken and when to perfect their conversion rights, e.g., first must vote against the merger either by proxy or at the meeting, then must submit written request for conversion by when, then must send certificates by when. You may leave any additional narrative addressing other matters.

Q&A`s For TransCommunity Stockholders, page 8
12. Revise the fourth Q&A to use a table instead of bullets to illustrate the various scenarios.
13. Revise the first full bullet on page 9 to use bullets to disclose what holders must do and by when in order to perfect their appraisal rights.
14. Supplementally advise the staff if any condition is attached to any level of those requesting dissenters/appraisal, i.e., if any level of BOE or TransCommunity holders dissent, will the mergers still proceed.

The Summary
General
15. Revise to add another subsection and briefly describe how the combined companies intend to employ the funds in trust and its effect on future ROE.

The Proposed Merger with BOE, page 11
16. Revise the sixth paragraph to briefly describe the exchange ratio adjustment factor(s) and add a cross-reference to the caption of the section where the complete discussion is disclosed.

TransCommunity., page 12
17. Revise the first, second, fifth, and twelfth bullets to add parenthetical cross-references to where these matters are discussed.

Community Bankers Stockholders`..., page 14
18. Revise or advise as to how the 14.7% was calculated.

Interests of Directors and Officers of Community Bankers...., page
15
19. Revise to change the caption to "Certain Benefits of Directors and Officers of Community Bankers". Make a similar change to the TransCommunity caption.
20. Revise to quantify the benefit (value) of the second and third bullets, e.g., the current market value of the interest and the salary and material fringe benefits of the employment agreement.
21. Revise the last bullet to clarify what "responsible" means and also address the termination fees.

Comparative Rights of Stockholders, page 17
22. Revise to briefly identify the material changes.

Risk Factors
23. Some of your risk factors state that you cannot guarantee or assure a certain outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Many of the loans..., page 20
24. Revise to disclose the percentage less than 5 years old.

TransCommunity could be negatively impacted...., page 22
25. Revise to clarify the exposure to subprime lending, e.g., originated or purchased such loans. Also, clarify what is meant by the statement, "(W)hile TransCommunity has attempted to reduce consumer real estate activity".
A substantial number of Community bankers` shares..., page 25
26. Supplementally advise the staff if the warrants can be exercised on a cashless basis absent redemption. In addition, advise us as to the shares authorized under Community Bankers` charter.

Comparative Per Share Data, page 37
27. Please revise this section to disclose the conversion ratio(s) utilized in calculating the pro forma equivalent per share information.
28. Please revise to disclose if the acquirees have historically paid dividends. If so, present equivalent pro forma information.
29. Please revise to include historical EPS for each company at the interim period end.
30. Please revise to clarify why you believe it is appropriate to present historical book value per share for Community Bankers assuming maximum conversion. To the extent you believe this presentation is appropriate, mark it on the face of the table as pro forma and include historical book value as reflected in your financial statements.

Community Bankers Annual Meeting
Vote Required, page 39
31. Revise the second full paragraph to change 14.7% to 1,875,000 shares.

Recommendation of the Board of Directors, page 41
32. Revise to move from The Merger section all of the positive and negative factors considered by the Board in recommending the Merger.
First, identify and list the positive factors, then identify and list
the negative factors. In addition, address any reliance the Board placed on the fairness opinion. Finally, revise the recommendation to state that after considering all of the positive and negative factors, the Board recommends the Merger. Alternately, revise the "Community Bankers` Reasons for the TransCommunity Merger" on page 49 to present this information.

TransCommunity Special Meeting
Recommendation of the Board of Directors, page 44
33. Revise to move from The Merger section all of the positive and negative factors considered by the Board in recommending the Merger.
First, identify and list the positive factors, then identify and list the negative factors. In addition, address any reliance the Board placed on the fairness opinion. Finally, revise the recommendation to state that after considering all of the positive and negative factors, the Board recommends the Merger. Alternately, revise the "TransCommunity`s Reasons for the Merger" on page 51 to present this information.

The Merger, page 44
General
34. Please revise to include a section addressing Community
Bankers`
reasons for the BOE merger and, conversely, BOE`s reasons for the merger with Community Bankers.

Background of the Merger, page 44
35. Revise the bullets on pages 45-46 to disclose if there are any plans, arrangements, or understanding to make any other acquisitions other than the BOE acquisition.
The Proposed Merger Between Community Bankers and BOE, page 48
36. Noting the earlier disclosure that the Community Bankers-BOE merger might occur simultaneously with the Community Bankers-TransCommunity merger and therefore, current holders of TransCommunity will not vote on the BOE merger, disclose why the two-step voting requirement will not apply to the BOE merger, i.e., majority of IPO share holders who vote must approve.

Satisfaction of 80% Requirement, page 50
37. Noting your disclosure in the IPO that, "The fair market value of
such business will be determined by our board of directors based upon
standards generally accepted by the financial community, such as actual and potential revenues, net income, assets, cash flow and book value. If our board is not able to independently determine that the
target business has a sufficient fair market value, we will obtain an
opinion from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers,
Inc. with respect to the satisfaction of such criteria. Any
opinion,
if obtained, would likely state only that the fair market value meets
the 80% of net assets threshold, "revise to disclosure the method used.
38. Please revise to disclose how you calculated your June 30,
2007
net asset value of $55.7 million. Also, please disclose how you determined to use this date for measurement of your net asset value.
39. Please revise to describe in more detail how you determined the merger with TransCommunity will meet the 80% requirement at the time of the transaction. Provide any calculations or additional disclosures, as appropriate.

Summary of Analysis by Keefe...
Forecasted Pro Forma Financial..., page 57
40. Revise to disclose the financial projections for both companies
EPS for 2008 and 2009.

Other Analyses, page 58
41. Please clarify that the closing fee is a contingent fee.

Sandler O`Neill Relationship, page 65
42. Please disclose how much Sandler O`Neill has received from TransCommunity in the past two years.

Treatment of Options, page 66
43. Revise to disclose if the new options and rights will become immediately vested and exercisable.
44. Please revise to disclose how a difference between the fair value of the old options, issued by TransCommunity, and the fair value of the new options, assumed by Community Bankers, will be treated. Refer to paragraph 51 of SFAS 123(R) for guidance. If no difference in the fair value is expected, please specifically state this fact.
45. Please revise to disclose how BOE`s stock options will be treated upon completion of the merger.

Expected Tax Treatment as a Result of the Merger, page 67
46. Please revise to reflect that this section is based on opinions that have already been filed, and file the opinions. Interests of Directors..., page 69
47. Revise to change the caption to "Certain Benefits of Directors...".
48. Revise to indicate whether the employment agreements will result in any material increase in salary and fringe benefits.

49. To the extent possible, please quantify these benefits.

TransCommunity Management`s Discussion and Analysis for the Years Ended December 31, 2006 and 2005
Discontinued Operations, page 125
50. Please revise here and in the footnotes to the financial statements to disclose how you determined that the dissolution of your two business segments, Main Street Mortgage and Financial Services, qualified as discontinued operations. Please reference all technical guidance used in your analysis.

Interest of Management, page 152
51. Please revise to include the correct representation from Instruction 4 to Item 404 of Regulation S-K, i.e., "persons not related to the bank."



Principal Stockholders of TransCommunity
Securities Ownership..., page 153
52. Revise footnotes (3) and (7) to add the name of a natural person with dispositive powers.

Pro Forma Financial Information, page 167
53. Please revise the footnotes to these financial statements to clarify why you are using $7.42 as the per share price for the Community Bankers common stock to be issued in the acquisitions, and how that price reflects the requirements of EITF 99-12.
54. Please revise the footnotes to the financial statements to identify and quantify any material non-recurring charges related to the acquisitions and to identify the period(s) in which they are expected to be incurred.
55. You state that minimum approval assumes that 80.1% of stockholders approve the merger and the remaining 19.9% all vote against the merger and elect to exercise their conversion rights. However, your pro forma adjustment item "J2" on page 169 indicates that 100% of stockholders would receive a refund. Please revise to clarify the appropriate amount refunded assuming minimum approval.
56. Please revise to clarify how the pro forma financial statements reflect the fair value of stock awards issued under TransCommunity`s
2007 Equity Compensation Plan.

57. Please revise to include an adjustment for the one-time special dividend to TransCommunity`s shareholders in the pro forma balance sheet.

TransCommunity Financial Corporation Audited Financial Statements
Note 2, Summary of Significant Accounting Policies, page F-46
58. Please revise to disclose your accounting policy with respect to the loan participation agreements. Please specifically address any servicing agreements, servicing assets or liabilities recorded and/or retained interests you hold under the agreements.

Note 12, Income Taxes, page F-59
59. Please revise to disclose the specific nature of the "true up of prior year net deferred tax assets" item in your statutory tax rate reconciliation table. Refer to paragraph 47 of FAS 109.

General
60. In the event the effectiveness of the registration statement is delayed, we remind you of the updating requirements of Rule 3-12 of
Regulation S-X as it applies to you and each of your acquirees.
61. We remind you to include updated consents from the independent public accountants in the pre-effective amendment.
62. Please revise to include information about BOE Financial Services of Virginia, Inc., including management`s discussion and analysis of financial condition and results of operations for all periods, as required by paragraph C.1 of Form S-4 General Instructions.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn at (202) 551-3437. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3698.


							Sincerely,


							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Jonathan H. Talcott, Esq.
	Nelson Mullins Riley & Scarborough LLP
	101 Constitution Avenue, N.W., Suite 900
	Washington, DC 20001
	Phone (202) 712-2806
	Facsimile (202) 712-2867





Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
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